Filed by chinadotcom corporation

Pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: chinadotcom corporation

Commission File No.: 000-30134

On October 9, 2003, chinadotcom issued the following press release:

CDC Software Develops an Executive Analytics Application for Ross Systems

As part of ongoing operational initiatives, Ross Systems to leverage CDC Software’s China-based development capabilities

HONG KONG, October 9, 2003 CDC Software Corporation, a wholly owned subsidiary and software unit of chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), an integrated enterprise solution and software company, announced today that they have signed an agreement whereby Ross Systems, Inc. (NASDAQ: ROSS), a global provider of enterprise software for manufacturers, intends to outsource to CDC Software the development of an Executive Analytics application for global distribution. This development work is to be performed at CDC Software’s development center in China, which will be used to complement Ross Systems’ Atlanta-based capabilities, by providing quality development resources and infrastructure.

The Executive Analytics application is designed to provide high level end-users of Ross Systems’ iRenaissance ERP application with a summary of key performance indicators of financial metrics, sales, inventory and production information. Data will be displayed graphically in formats using grids, charts and pivot tables. With these user-friendly modules, end-users can evaluate and monitor their business performance without implementing complex data-mining analytical tools.

Alsen Hsien, Managing Director of CDC Software Corporation, said, “We are pleased that we are about to commence this cooperation with Ross Systems whereby we will provide our technology infrastructure and skilled resources based in our cost effective software development center in China. We are confident of the success of this first project and look forward to developing quality products such as the Executive Analytics application for the benefit of Ross Systems’ global customer base.”

In addition to CDC Software’s agreement earlier this year to distribute Ross Systems’ iRenaissance application suite in Greater China and Asia Pacific, this development initiative is another example of the synergies between the two companies.

Eric Musser, Chief Technology Officer of Ross Systems, said, “After reviewing CDC Software’s applications developed for the Greater China market, we have high confidence in leveraging CDC Software’s development capabilities to complement our ongoing ability to release high quality applications to our customers worldwide. We believe that the Executive Analytics application will become a key component of our iRenaissance product suite.”

In a separate development, on October 6 2003, chinadotcom filed a proxy statement/prospectus on Form F-4 with the Securities and Exchange Commission in connection with its proposed acquisition of Ross Systems. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully they will contain important information about chinadotcom and Ross Systems. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials, and any other documents filed by chinadotcom or Ross Systems through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Investors and security holders of Ross Systems are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger. chinadotcom will file one or more amendments to this proxy statement/prospectus to include material information which will include the audited financial results of its recent acquisition, Industri Matematik International. Upon finalization and clearance by the Securities and Exchange Commission, Ross Systems expects to mail the proxy statement/prospectus to shareholders of Ross Systems.

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About CDC Software

CDC Software is the software unit of chinadotcom corporation (NASDAQ: CHINA), an integrated enterprise solution and software company. CDC Software develops a series of its own products in its development center in China, which include PowerBooks, PowerHRP (Human Resources and Payroll), PowerATS (Attendance Tracking System), PowerESS (Employee Self Service) and PowerPay+. In addition, the company also broadens its serving offerings in software arenas by establishing strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region.

chinadotcom’s software arm currently has over 1,000 customer site installations and 600 enterprise customers located throughout the Asia Pacific region. Selected multinational and domestic customers include ACNeilsen, Carrefour, Legend Computer, Microsoft (China) Co. Ltd., Shenzhen Airlines, Swire Beverages, Shangri La Hotels and Resorts and Starwood Hotels and Resorts.

For more information about chinadotcom corporation and CDC Software, please visit the Web site http://www.corp.china.com.

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions and software company focused on two of the fastest growing sectors in China—export manufacturing and mobile applications—as well as internationally. The company has over 1,000 employees with operations in over 10 countries.

CDC Software, a wholly owned subsidiary, is focused on the large manufacturing for export sector in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri Matematik International (“IMI”), an international provider of mission critical Supply Chain Management (“SCM”) software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S and Europe. In addition, the company has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire a 100% stake in Ross Systems (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, U.S. with significant subsidiary operations in Western Europe. We expect to conclude the acquisition of Ross by no later than the first quarter of calendar year 2004, subject to Ross’ shareholder approval and certain regulatory approvals.

CDC’s Mobile and Portals unit is focused on China’s rapid growth mobile applications market, a large market with great future potential. The company now offers consumer-based and enterprise-based SMS and mobile application software development services. Paid subscriptions reached 4.4 million as of June 30th, 2003, with direct connectivity with local mobile operators in 26 provinces across China. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City and X-City 2 services.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit www.corp.china.com.

About Ross Systems

Ross Systems, Inc. (NASDAQ: ROSS) delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by over 1,000 customer companies worldwide, Ross Systems’ family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

Publicly traded on the NASDAQ since 1991, Ross System’s global headquarters are based in the U.S. in Atlanta, Georgia, with sales and support operations around the world. For more information about Ross Systems, please visit www.rossinc.com.

Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems’ stockholders under SEC rules is set forth in the Annual Report on Form 10-K filed for the year ended June 30, 2003 filed by Ross Systems with the SEC on September 24, 2003.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations Jane Cheng, Public Relations Manager
Tel	:	(852) 2961 2750
Fax	:	(852) 2571 0410
e-mail	:	jane.cheng@hk.china.com

Investor Relations Craig Celek, Vice President, Investor Relations
Tel	:	1-212-661-2160
Fax	:	1-973-591-9976
e-mail	:	craig.celek@hk.china.com

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